Mail Stop 4561

November 23, 2005

Dov Moran, President Chief Executive Officer
M-Systems Flash Disk Pioneers, Ltd.
7 Atir Yeda St.
Kfar Saba 44425
Israel

          RE: **M-Systems Flash Disk Pioneers, Ltd.**
                   Registration Statement on Form F-3
                   File No. 333-129291
                   Filed on October 28, 2005
                   Annual Report of Form 20-F for the year ended December 31, 2004
                   Filed on May 27, 2005
                   Form 6-K filed on September 30, 2005
                   File No. 001-11712

Dear Mr. Moran:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please provide your response to the comments relating to the Form 20-F for the fiscal year ended December 31, 2004 within ten business days.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2004

Item 15.   Controls and Procedures, page 77

1. You state that since the evaluation performed in connection with the effectiveness
    of the company's disclosure controls and procedures as of December 31, 2004,
    "there have been no 'significant changes' in our internal controls or in factors that
    could significantly affect our internal controls . . . ." Please note that Rule 13a-
    15(d) requires the disclosure of "any" change in your internal controls. Tell us
    whether there *were* changes in your internal control over financial reporting that
    occurred during the applicable period that have materially affected, or are
    reasonably likely to materially affect, your internal control over financial
    reporting.

2. You state that since the evaluation performed in connection with the effectiveness
    of the company's disclosure controls and procedures as of December 31, 2004,
    "there have been no 'significant changes' in our internal controls or in factors that
    could significantly affect our internal controls . . . ." Please note that Item 15(d)
    of Form 20-F requires that you provide information concerning changes in
    internal controls that are identified in connection with the evaluation of the
    effectiveness of the filer's disclosure controls and procedures that "occurred
    during the period covered by the annual report". Please tell us whether there were
    any changes in internal controls that occurred during the year ended December
    31, 2004. In preparing future periodic filings, please give appropriate
    consideration to these requirements.

Exhibits 12.1 and 12.2

3. The certifications signed by Messrs. Moran and Maor contain language that has
    been altered from the language required by Section 302 of the Sarbanes-Oxley
    Act of 2002 and our rules under that Section. We specifically refer you to the use
    of the terms "company" and "annual report." The language of the certifications
    required by Section 302 of Sarbanes-Oxley and the related rules shall not be
    altered. Refer to Item 601(b)(31) of Regulation S-K which states that the
    certification must be provided exactly as stated therein. See also Release No. 34-
    46427 (Aug. 28, 2002) and Staff Alert (Mar. 5 2005). Please ensure that
    certifications do not vary from the required format.

Consolidated Financial Statements

Consolidated Statements of Operations-page 5

4. We note that you have presented income from the Venture as revenue in the
    Consolidated Statements of Operations. Tell us why you believe this presentation
    is appropriate. The Staff believes that an investor's equity in income or loss of

the investee should <u>not</u> be included in revenue or as a separate item in a revenue subtotal. See SEC Regulation Committee Minutes Section XI(B) dated March 11, 2003. Rule 5-03 of Regulation S-X requires equity method earnings to be presented below the income tax line. However, the staff also believes that equity earnings may be presented in operating income if integral to operations.

<u>Notes to the Consolidated Financial Statements</u>

<u>Note 2-Significant Accounting Policies</u>

<u>Revenue Recognition-page 14</u>

5. We note your disclosure on page 20 of the filing that indicates that the marketing strategy for the DiskOnChip relies on your software being included in the major operating systems. We also note from your press release dated September 6, 2005 that Migo software is included with several products. Tell us how you considered the guidance in EITF 03-05 and paragraph 2 of SOP 97-2 in determining the applicable authoritative literature for revenue recognition. Footnote 2 of Paragraph 2 of SOP 97-2 indicates that if the software is a significant focus of the marketing effort that could be an indication that the software is incidental to the product as a whole.

6. We note your disclosure on page 13 of the filing that you customize the Mobile DiskOnChip product to meet customer design requirements.   Tell us how you recognize revenue for arrangements that involve customization. Your response should address how you considered the guidance in EITF 00-21 and SOP 81-1.

7. We note that you provide upgrades and enhancements as well as technical support for the TrueFFS flash management software to all of Toshiba's customers. We further note that support fees are calculated as a percentage of the XDOC revenue and Combo Revenue as defined in your XDOC development and license agreement dated July 15, 2003. Tell us how you recognize revenue for the support services and what the authoritative guidance you relied upon in reaching your conclusion.

8. We note that you recognize revenue for license fees and royalties from the patent cross license and the development license agreement. Tell us how you determine the amount of the license fee to allocate to future periods and what impact, if any, the amount of the license fee has on the amount of volume-based royalties going forward. Indicate how you considered SAB Topic 13(A)(3)(f) in determining whether any portion of the license fee is considered an up-front fee in which deferral of revenue might be appropriate.

9. We note that in exchange for a license to all of your patents, Samsung has agreed to pay a fixed stream of payments throughout the term of the agreement. Tell us

how revenue is being recognized during the four-year term license agreement and what authoritative guidance you relied upon in reaching your conclusion.

Note 5-Investment in a Venture-page 21

10. We note in Exhibit 8.8 of the filing that your ownership in TwinSys Data Storage L.P. is 50.10%, however, in Note 1 of the Twinsys Data L.P. financial statements you disclose that your respective interest is 49.9%. Please reconcile this inconsistency. We also note that you use the equity method of accounting to account for the venture. Tell us what consideration you gave to consolidating the venture. Your response should address how you considered the guidance in FIN 46(R) and EITF 04-05.

Form 6-K filed on September 30, 2005

Balance Sheet – page 2

11. We note that you have recorded "excess of losses over investment in equity method investee" as a liability. Explain why you believe that this investment should be presented as a liability. Indicate how this liability affects your analysis of accounting for this entity under FIN 46(R). See paragraph 11 of EITF 98-13.

Note 1-General-page 6

12. We note that in March 2005, you issued convertible senior notes that are convertible, at the option of the holders at any time before the maturity date, into ordinary shares at a conversion rate of 35.1328 ordinary shares per one thousand dollars principal amount of notes, representing a conversion price of approximately $ 28.46 per share. Tell us whether you believe that the convertible senior notes are conventionally convertible in accordance with paragraph 4 of EITF 00-19. Your response should address the antidilution provisions disclosed in the Senior Indenture Agreement dated March 23, 2005. Refer to paragraph 8 of EITF 05-02. In addition, we note that you have guaranteed the convertible senior notes. Indicate how you will comply with Rule 3-10 of Regulation S-X in future filings.

Liquidity and Capital Resources, page 16

13. Your statements of cash flows shows that the decrease in inventory had a significant impact on cash flows provided by operations. Explain why inventory decreased while revenues continue to increase significantly. Indicate how the liquidity discussion addresses this change in your liquidity needs including any reasonably likely impact on trends. We further note that the operating cycle (i.e., time between the acquisition of inventory and the realization of cash from sales of inventory) had created working capital needs primarily due to your growth rate.

Tells how you considered this working capital need and its effect on your liquidity in order to continue to fund your significant growth within your liquidity discussion. It appears that you have relied on external financing to meet your working capital needs, the disclosure of that fact and the company's assessment of whether this financing will continue to be available should be considered. See SEC release 33-8350.

Closing Comments

As appropriate, please amend your filings registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Morgan Youngwood at (202) 551-34779 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735

Sincerely,

Mark P. Shuman
Branch Chief

cc.   David S. Lefkowitz, Esq.
        via facsimile: 212-310-8007